Filed by Barclays PLC Pursuant to
                                   Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                                                    Barclays PLC
                                                   (Commission File No.-1-09246)
                                                               Barclays Bank PLC
                                                   (Commission File No.-1-10257)

                                                           ABN AMRO Holding N.V.
                                                   (Commission File No.-1-14624)
                                                              ABN AMRO Bank N.V.
                                                (Commission File No.-1-14624-05)


On Friday March 30, 2007, the following was posted on Barclays Group Intranet site:

Message from John Varley:  Naguib Kheraj

Friday, 30 March 2007

Today is Naguib Kheraj's last day as Finance Director. However, he is staying at Barclays in an advisory capacity, playing a key role in the ABN AMRO discussions.

This short message enables me to convey my sincere thanks to Naguib for his invaluable contribution to the Group during his 10 years with us. It also allows me to welcome Chris Lucas, who becomes Finance Director on Monday.

--------------------------------------------------------------------------------

Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section-10 of the Securities Act of 1933, as amended.